Exhibit 7.02
[Cox Enterprises, Inc. Letterhead]
March 22, 2009
Members of the Board:
     Cox Enterprises, Inc. (CEI) is pleased to offer to acquire the outstanding shares of Class A common stock of Cox Radio, Inc. not currently owned by CEI or its subsidiaries at a purchase price of $3.80 per share. CEI’s offer is being made directly to Cox Radio’s public shareholders. Through this offer it is our intention that Cox Radio will become an indirect, wholly-owned subsidiary of CEI.
     We believe that the price to be paid in our offer is fair to the shareholders of Cox Radio other than CEI, Cox Media Group, Inc. (Media) and their respective affiliates. This offer price represents premiums of approximately 15.2% and 21.8% over the closing price and 10-day volume-weighted average closing price, respectively, of Cox Radio’s Class A common stock on the New York Stock Exchange on March 20, 2009.
     We believe our proposal makes great sense for CEI and its future. CEI has a commitment to developing media businesses even in the current challenging economic environment and as a private company can take a long-term perspective. The competitive demands of the radio broadcast industry when balanced against the need for a public company to be vigilant with respect to short-term results have convinced us that private ownership of this business is desirable and will assist Cox Radio in attaining its business objectives. Further, in the last year, CEI has pursued cost saving synergies and explored potential collaborative growth strategies for its media businesses. We believe that this transaction could be beneficial to these efforts.
     We expect that the Board of Directors of Cox Radio will form a special committee of independent directors to respond to our proposal on behalf of Cox Radio’s public shareholders by recommending, rejecting or taking no position with respect to our proposal. We also encourage the special committee to retain its own legal and financial advisors to assist in its function. CEI would welcome the opportunity to present its proposal to Cox Radio and/or a special committee of Cox Radio’s Board of Directors as soon as possible.
     Our offer will include a non-waivable condition requiring the tender of a majority of the shares of Class A common stock held by Cox Radio’s public shareholders other than CEI, Media or their respective affiliates, or the executive officers and directors of CEI, Media and Cox Radio (other than directors of Cox Radio that may constitute any special committee of independent directors formed to consider the tender offer), and a commitment to promptly complete a short-form merger if a sufficient number of Cox Radio Class A common shares are tendered to bring CEI’s ownership interest in the Cox Radio Class A common shares to at least 90% of the outstanding shares of Cox Radio. In the short-form merger, the remaining Cox Radio public shareholders would receive the same consideration as in the tender offer, except potentially for those shareholders who choose to exercise their appraisal rights pursuant to applicable law.
     In considering our proposal, you should be aware that we are interested only in acquiring the publicly held Cox Radio shares and we will not sell our stake in Cox Radio or consider any strategic transaction involving the Corporation other than the proposal outlined here.
     In the morning, we will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release. A copy of the press release announcing our intention to commence this process is attached for your information. We intend to issue the press release before the market opens in the morning.
     Thank you for your consideration.
     /s/ James C. Kennedy